Exhibit 99.1

Vermilion Energy Inc. Announces 2024 Budget, Updated Return of Capital Framework and 20% Dividend Increase

CALGARY, AB, Dec. 12, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce its 2024 budget and updated return of capital framework, including a 20% dividend increase.

Highlights

  2024 fund flows from operations ("FFO")(1) and free cash flow ("FCF")(2) are forecasted to be approximately $1.3 billion and $700 million, respectively, based on forward commodity prices(3); FCF represents an approximately 40% increase versus our 2023 forecast.
  2024 capital expenditure budget of $600 – $625 million includes increased investment in our BC Montney asset and advancement of key growth projects in Germany and Croatia.
  2024 production guidance of 82,000 – 86,000 boe/d reflects a mid-year start-up of the new BC Montney battery and Croatia gas plant and underpins the forecasted 40% increase to FCF.
  Vermilion continues to provide investors with market diversification as 40% of our 2024 natural gas production will be produced in Europe and receive European gas benchmark pricing, which is approximately six times higher than forward AECO pricing(3) and supports our peer leading netbacks.
  On November 30, 2023, the European Union published a review of the temporary windfall tax and subsequent market developments in the energy sector. The report stated that the situation in energy markets is very different from the exceptional circumstances when the temporary windfall tax was initially established in October 2022, and therefore the European Union has not proposed to extend the mandate beyond 2023.
  Quarterly cash dividend increased by 20% to $0.12 CDN per share, effective with the Q1 2024 dividend payable in April 2024.
  Plan to increase return of capital allocation target to 50% of excess FCF ("EFCF")(4), starting April 1, 2024. When combined with our forecasted 40% increase in FCF, the amount of capital allocated to share buybacks in 2024 is expected to double from 2023 levels.
  Since initiating our share buyback program in July 2022, we have repurchased and retired 7.2 million shares including 4.9 million in 2023 year-to-date. During the month of November 2023, we repurchased 671,000 shares for approximately $12 million and plan to further increase the amount of share repurchases in December.
  We continue to employ an active commodity hedge program and currently have 30% of our 2024 production (net of royalties) hedged. This is comprised of 39% of our European gas hedged at an average floor of $33 per mmbtu, 29% of our North American gas at an average floor of $3 per mmbtu and 26% of our crude oil hedged at an average floor of US$80 per barrel.
  Vermilion remains well positioned to generate strong FCF in the years ahead which will support our future development plans and return of capital strategy.

2024 Budget

Vermilion's Board of Directors has approved an E&D capital budget of $600 – 625 million for 2024. The budget includes increased investment in both drilling and infrastructure for our BC Montney asset and advancement of key growth projects in Europe. With this level of investment, we expect to deliver annual average production of 82,000 to 86,000 boe/d, which is consistent with 2023 production levels. This production guidance assumes a mid-year startup of the new BC Montney battery and Croatia gas plant.

Based on forward commodity prices, we forecast 2024 FFO of $1.3 billion and FCF of $700 million, which is approximately 40% higher than our 2023 forecasted FCF. The improvement in FCF is primarily driven by increased European gas volumes from the full year impact of the Corrib acquisition and first gas production in Croatia, a full year contribution from Australia and the expected expiration of the temporary windfall tax in Europe. On November 30, 2023, the European Union published a review of the temporary windfall tax and subsequent market developments in the energy sector. The report stated that the situation in energy markets is very different from the exceptional circumstances when the temporary windfall tax was initially established in October 2022, and therefore the European Union has not proposed to extend the mandate beyond 2023.

North America

In North America, we plan to invest approximately $380 million of E&D capital, which will be deployed across our liquids-rich gas assets in the BC Montney and Alberta Deep Basin and light oil in southeast Saskatchewan, with approximately half of the capital allocated to our Mica Montney asset. We plan to drill a total of 42 (41.0 net) wells in North America, including eleven (11.0 net) Montney wells in BC, thirteen (13.0 net) Deep Basin wells in Alberta and eighteen (17.0 net) wells in southeast Saskatchewan. In addition, we are constructing a 16,000 boe/d liquids battery on our BC Montney lands which is being funded through a third-party financing agreement we inherited through the initial acquisition of the assets and is excluded from the $380 million E&D capital.

We are not planning operated drilling operations in the United States in 2024 due to the increased focus and allocation of resources to our Montney development. We will continue to monitor and evaluate industry activity in the emerging Niobrara play to assess the future potential on our Hilight lands, where we have 15,000 net acres prospective for the Niobrara and Parkman.

The development of our BC Mica Montney asset continues to progress. During the fourth quarter of 2023 we completed site preparation for the new BC battery and commenced drilling of the first four wells of our 11 well winter drilling program. All of these wells are on or offsetting the two BC wells drilled on the 16-28 pad in 2023 which continue to produce at strong rates. We also plan to pilot test down-spacing potential on our land which could add future drilling locations to our inventory. Most of the construction associated with the new 16,000 boe/d battery will take place during the first half of 2024, with completion and startup of the battery expected by mid-year. With the completion of this battery, we expect our total Montney production capacity to increase to approximately 20,000 boe/d. In the future, we plan to expand and optimize our facilities to increase total Montney production capacity to 28,000 boe/d, which will support over two decades of Montney drilling inventory on our Mica asset.

International

We plan to invest approximately $230 million across our international assets, consistent with 2023 investment levels. In Europe, we plan to drill eight (7.6 net) wells, comprised of two (1.6 net) wells in Germany, four (4.0 net) wells in Croatia and two (2.0 net) wells in France. Similar to 2023, the largest proportion of our European drilling capital will be allocated to Germany, where the regulatory environment continues to be supportive of oil and gas development. Drilling of our first exploration gas well in Germany continues to progress with the rig expected to reach total depth in Q1 2024 before moving onto the second well of the program. We do not anticipate any production from these new Germany gas wells until late 2024 or 2025. The results from this program will provide valuable information in assessing the future potential on the approximate 700,000 net acres of undeveloped land we have in Germany.

In Croatia, construction of the 15 mmcf/d gas plant on the SA-10 block continues to progress and we expect the plant to be operational by mid-2024. Assuming a mid-year startup, we forecast approximately $30 million of FFO contribution from this asset in the second half of 2024, based on current strip prices. Our 2024 drilling plans for Croatia will include four (4.0 net) exploration wells on the SA-7 block.

In France, we plan to drill two (2.0 net) wells in the Cazaux field, in addition to our ongoing workover program, which should be sufficient to hold production relatively flat compared to 2023 levels due to the low decline profile of this asset. Our France assets are comprised of high netback, low decline oil producing fields that can be maintained through ongoing well workover activity and infill drilling.

Return of Capital

Our messaging on return of capital has been consistent throughout 2023. We set a net debt target of $1 billion, representing low leverage at mid-pricing, and we were disciplined in allocating our FCF throughout the year by prioritizing debt reduction until this target was achieved. We made a commitment to increase the return of capital to shareholders once we achieved this net debt target. As part of this commitment, we intend to provide a ratable increase to our base dividend over time. To this end, we are pleased to announce a 20% increase in our quarterly cash dividend to $0.12 per share commencing with the Q1 2024 dividend, payable in April 2024. This base dividend will amount to approximately $75 million on an annual basis, representing approximately 6% of 2024 FFO.

Since initiating our share buyback program in July 2022, we have repurchased and retired 7.2 million shares, including 4.9 million in 2023 year-to-date. During the month of November 2023, we repurchased 671,000 shares for approximately $12 million and plan to further increase the amount of share repurchases in December. For the first quarter of 2024, we will continue to prioritize debt reduction and maintain a return of capital target of 30% of excess FCF ("EFCF").

Starting April 1, 2024, we plan to increase our return of capital target to 50% of EFCF, with the balance going towards debt reduction. EFCF includes a deduction for asset retirement obligations settled and payments on lease obligations, which are ongoing costs associated with running our business, and more accurately reflects the free cash available to return to shareholders. For 2024, we estimate total asset retirement obligations settled and lease payments of approximately $100 million, which would result in a forecast EFCF of approximately $600 million. The return of capital will be inclusive of our $75 million base dividend, with the variable component of our return of capital directed to share buybacks. Based on our updated return of capital allocation targets and the expected increase in FCF in 2024, we expect the amount of capital allocated to share buybacks in 2024 to be double the amount executed in 2023. Our enhanced return of capital target provides an opportunity to continue reducing absolute debt as we believe having a strong balance sheet will reduce volatility and provide the necessary liquidity to be opportunistic.

Vermilion is well positioned for 2024 as we gain operational momentum, achieve our net debt target and increase our return of capital. We are forecasting a significant increase in 2024 FCF, which we expect to translate into higher shareholders returns through an increased base dividend and potential doubling of our share buybacks. Vermilion has a long track record of returning capital to shareholders having paid out over $40 per share of dividends over the life of the company. Our ability to deliver strong shareholder returns is underpinned by our profitable internationally diversified asset base, which provides exposure to premium global commodity prices, driving high margins, outsized FCF and strong returns on capital employed. Our 2024 capital program includes the investment in three new and exciting growth projects, which complement our robust legacy asset base and will support our future development plans and return of capital strategy.

Risk Management

We continue to employ an active commodity hedge program and currently have 30% of our 2024 production (net of royalties) hedged. This is comprised of 39% of our European gas hedged at an average floor of $33 per mmbtu, 29% of our North American gas at an average floor of $3 per mmbtu and 26% of our crude oil hedged at an average floor of US$80 per barrel. Our crude oil hedges are near-term weighted, representing 40% of Q4 2023 and Q1 2024 production.

2024 Guidance

Category	Guidance*
Production (boe/d)	82,000 – 86,000
E&D Capital Expenditures ($MM)	$600 – 625
Royalty rate (% of sales)	7 – 9%
Operating ($/boe)	$17.00 – 18.00
Transportation ($/boe)	$3.00 – 3.50
General and administration ($/boe)	$2.50 – 3.00
Cash taxes (% of pre-tax FFO)	5 – 7%
Asset retirement obligations settled ($MM)	$60
Payments on lease obligations ($MM)**	$30 – 60

*2024 guidance reflects foreign exchange assumptions of CAD/USD 1.35, CAD/EUR 1.47, and CAD/AUD 0.89. ** Payments on lease obligations includes contractual amounts owing on leases, as well as up to $30 million to account for accelerated principal payments that may be made in 2024.

(1)	Fund flows from operations ("FFO") is a total of segments measure comparable to net earnings that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of Vermilion's MD&A for the three and nine months ended September 30, 2023, available on SEDAR+ at www.sedarplus.ca.
(2)	Free cash flow ("FCF") is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and exploration and evaluation expenditures. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of Vermilion's MD&A for the three and nine months ended September 30, 2023.
(3)	2024 forward strip pricing as at December 11, 2023: Brent US$75.24/bbl; WTI US$71.29/bbl; LSB = WTI less US$6.00/bbl; TTF $15.99/mmbtu; NBP $15.86/mmbtu; AECO $1.88/mcf; CAD/USD 1.35; CAD/EUR 1.47 and CAD/AUD 0.89. TTF premium to AECO calculated as average premium 2024-2026.
(4)	Excess free cash flow ("EFCF") is a non-GAAP financial measure comparable to cash flows from operating activities. EFCF is comprised of FCF less asset retirement obligations settled and capital lease payments, which are ongoing costs associated with running our business, and more accurately reflects the free cash available to return to shareholders.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; statements regarding the return of capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2023 and 2024 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, wells expected to be drilled in 2023 and 2024; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management's expectations relating to the timing and results of exploration and development activities; the impact of Vermilion's dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

This document contains references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Sustainability Accounting Standards Board. Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion's. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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For further information: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:00e 12-DEC-23